Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces First Quarter 2023 Unaudited Financial Results

GUIYANG, China, May 22, 2023 - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial and Operational Highlights

•	Total net revenues in the first quarter of 2023 were RMB1,702.3 million (US$247.9 million), an increase of 27.7% from RMB1,332.6 million in the same period of 2022.

•	Net income in the first quarter of 2023 was RMB411.4 million (US$59.9 million), compared with a net loss of RMB192.0 million in the same period of 2022.

•	Non-GAAP adjusted net income[1] in the first quarter of 2023 was RMB514.8 million (US$75.0 million), an increase of 171.4% from RMB189.7 million in the same period of 2022.

•	Fulfilled orders[2] in the first quarter of 2023 reached 30.3 million, an increase of 20.5% from 25.2 million in the same period of 2022.

•	Average shipper MAUs[3] in the first quarter of 2023 reached 1.75 million, an increase of 23.3% from 1.42 million in the same period of 2022.

“We are pleased to deliver another strong quarter of growth to kick off 2023. Improved user activity among truckers and shippers drove daily order volume and fulfillment rates to all-time highs, illustrating the unique appeal of our platform while underpinning our rapid business expansion and the achievement of our long-term strategic goals,” said Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA. “Supported by this firm foundation, we will move through the year with confidence and remain focused on scaling user base and order volume, exploring new initiatives and products to further strengthen our lead in China’s digital freight market and sustain our topline growth.”

Mr. Simon Cai, Chief Financial Officer of FTA, commented, “The Company once again beat market expectations with its substantial growth in revenue and profits for the first quarter of 2023. We achieved revenues of RMB1.7 billion, up 27.7% year-over-year, and non-GAAP adjusted net income of RMB514.8 million, up 171.4% year-over-year. This outstanding performance across our businesses speaks to the strength of our business model and further accelerates our monetization efficiency. Going forward, we will continue to pursue profitable growth for our platform by driving an increased contribution from direct shippers, while also boosting operational efficiency through technology and innovation.”

[1]

Non-GAAP adjusted net income is defined as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) tax effects of non-GAAP adjustments. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

First Quarter 2023 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB700.4 million and RMB884.4 million for the three months ended March 31, 2022, and 2023, respectively). Total net revenues in the first quarter of 2023 were RMB1,702.3 million (US$247.9 million), representing an increase of 27.7% from RMB1,332.6 million in the same period of 2022, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the first quarter of 2023 were RMB1,397.5 million (US$203.5 million), representing an increase of 24.9% from RMB1,118.6 million in the same period of 2022. The increase was primarily due to an increase in revenues from freight brokerage service as well as continued growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the first quarter of 2023 were RMB772.6 million (US$112.5 million), an increase of 16.6% from RMB662.4 million in the same period of 2022, primarily attributable to continued growth in transaction volume as a result of expanded user coverage.

•

Freight listing service. Revenues from freight listing service in the first quarter of 2023 were RMB223.9 million (US$32.6 million), an increase of 13.1% from RMB198.0 million in the same period of 2022, primarily due to an increase in total paying members.

•

Transaction commission. Revenues from transaction commissions amounted to RMB401.0 million (US$58.4 million) in the first quarter of 2023, an increase of 55.3% from RMB258.2 million in the same period of 2022, primarily driven by an increase in order volume as well as an uptick in transaction commission per order.

Value-added services. Revenues from value-added services in the first quarter of 2023 were RMB304.8 million (US$44.4 million), an increase of 42.4% from RMB214.0 million in the same period of 2022, mainly attributable to an increase in revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB503.3 million and RMB611.5 million for the three months ended March 31, 2022, and 2023, respectively). Cost of revenues in the first quarter of 2023 was RMB849.4 million (US$123.7 million), compared with RMB683.9 million in the same period of 2022. The increase was primarily due to an increase in VAT, related tax surcharges and other tax costs, net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB766.4 million, representing an increase of 28.1% from RMB598.3 million in the same period of 2022, primarily due to the continued increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the first quarter of 2023 were RMB245.7 million (US$35.8 million), compared with RMB192.0 million in the same period of 2022. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses. General and administrative expenses in the first quarter of 2023 were RMB179.5 million (US$26.1 million), compared with RMB458.4 million in the same period of 2022. The decrease was primarily due to lower share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the first quarter of 2023 were RMB229.9 million (US$33.5 million), compared with RMB221.0 million in the same period of 2022. The increase was primarily due to higher salary and benefits expenses.

Income/(Loss) from Operations. Income from operations in the first quarter of 2023 was RMB165.8 million (US$24.1 million), compared with a loss of RMB252.0 million in the same period of 2022.

Non-GAAP Adjusted Operating Income.4 Non-GAAP adjusted operating income in the first quarter of 2023 was RMB272.4 million (US$39.7 million), an increase of 104.4% from RMB133.2 million in the same period of 2022.

Net Income/(Loss). Net income in the first quarter of 2023 was RMB411.4 million (US$59.9 million), compared with a net loss of RMB192.0 million in the same period of 2022.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the first quarter of 2023 was RMB514.8 million (US$75.0 million), an increase of 171.4% from RMB189.7 million in the same period of 2022.

Basic and Diluted Net Income/(Loss) per ADS5 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.6 Basic and diluted net income per ADS were RMB0.38 (US$0.06) in the first quarter of 2023, compared with basic and diluted net loss per ADS of RMB0.18 in the same period of 2022. Non-GAAP adjusted basic and diluted net income per ADS were RMB0.48 (US$0.07) in the first quarter of 2023, compared with non-GAAP adjusted basic and diluted net income per ADS of RMB0.17 in the same period of 2022.

Balance Sheet and Cash Flow

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term deposits of RMB25.8 billion (US$3.8 billion) in total, compared with RMB26.3 billion as of December 31, 2022.

As of March 31, 2023, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB2,759.3 million (US$401.8 million), compared with RMB2,648.4 million as of December 31, 2022. The total non-performing loan ratio7 for these loans was 2.1% as of March 31, 2023, compared with 2.0% as of December 31, 2022.

In the first quarter of 2023, net cash provided by operating activities was RMB86.8 million (US$12.6 million).

[4]

Non-GAAP adjusted operating income is defined as income/(loss) from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation cost incurred in relation to continuing service terms in business acquisitions. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[5]	ADS refers to the American depositary shares, each of which represents 20 Class A ordinary shares.
[6]

Non-GAAP adjusted basic and diluted income per ADS is net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[7]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.

Business Outlook

The Company expects its total net revenues to be between RMB1.91 billion and RMB2.01 billion for the second quarter of 2023, representing a year-over-year growth rate of approximately 14.5% to 20.5%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Change to Board of Directors and Executive Officers

Mr. Wenjian Dai resigned from his position as a member of the Board of Directors of the Company for personal reasons. Mr. Langbo Guo was appointed as a new director to fill the vacancy, effective May 22, 2023. Following Mr. Dai’s resignation, his prior role as a member of the Company’s compensation committee will be assumed by Ms. Guizhen Ma. The Company would like to express its gratitude for Mr. Dai’s service.

Effective on the same date, Mr. Guo was also promoted from Chief Strategy Officer to President of the Company. Mr. Guo will assume greater responsibilities in his new role, including taking charge of certain of the Company’s middle and back office functions and business operations.

Share Repurchase Update

On March 3, 2023, the Company’s Board of Directors authorized a share repurchase program, under which the Company may repurchase up to US$500 million of the Company’s ADSs during a period of up to 12 months starting from March 13, 2023. As of May 21, 2023, the Company had repurchased an aggregate of approximately 5.6 million ADSs for approximately US$37.4 million from the open market under the share repurchase program.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.8676 to US$1.00, the exchange rate in effect as of March 31, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on May 22, 2023, or 8:00 P.M. Beijing Time, to discuss its financial results and operating performance for the first quarter of 2023.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong, SAR (toll free):	800-963-976
Hong Kong, SAR:	+852-5808-1995
United Kingdom (toll free):	08082389063
Singapore (toll free):	800-120-5863
Access Code:	1534611

The replay will be accessible through May 29, 2023, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	1773949

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.fulltruckalliance.com/.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income/(loss) from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation cost incurred in relation to continuing service terms in business acquisitions. The Company defines non-GAAP adjusted net income as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income/(loss), net income/(loss), net income/(loss) attributable to ordinary shareholders and basic and diluted net income/(loss) per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 outbreaks, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,137,312	6,820,432	993,132
Restricted cash – current	83,759	89,979	13,102
Short-term investments	21,087,089	18,896,770	2,751,583
Accounts receivable, net	13,015	20,922	3,046
Loans receivable, net	2,648,449	2,759,256	401,779
Prepayments and other current assets	2,034,427	2,309,695	336,318

Total current assets	31,004,051	30,897,054	4,498,960
Long-term deposits	—	34,359	5,003
Property and equipment, net	108,824	145,029	21,118
Investments in equity investees	1,774,270	1,759,282	256,171
Intangible assets, net	502,421	488,026	71,062
Goodwill	3,124,828	3,124,828	455,010
Deferred tax assets	41,490	43,216	6,293
Operating lease right-of-use assets and land use rights	132,000	122,205	17,794
Other non-current assets	8,427	6,943	1,011

Total non-current assets	5,692,260	5,723,888	833,462

TOTAL ASSETS	36,696,311	36,620,942	5,332,422

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	27,953	28,479	4,147
Amounts due to related parties	122,152	120,523	17,550
Prepaid for freight listing fees and other service fees	462,080	429,143	62,488
Income tax payable	52,233	65,752	9,574
Other tax payable	721,597	624,999	91,007
Operating lease liabilities – current	44,590	42,744	6,224
Accrued expenses and other current liabilities	1,301,160	1,232,392	179,449

Total current liabilities	2,731,765	2,544,032	370,439
Deferred tax liabilities	121,611	118,356	17,234
Operating lease liabilities – non-current	35,931	28,076	4,088

Total non-current liabilities	157,542	146,432	21,322

TOTAL LIABILITIES	2,889,307	2,690,464	391,761

MEZZANINE EQUITY
Redeemable non-controlling interests	149,771	152,290	22,175
SHAREHOLDERS’ EQUITY
Ordinary shares	1,377	1,377	201
Treasury stock	—	(81,321)	(11,841)
Additional paid-in capital	47,758,178	47,846,855	6,967,042
Accumulated other comprehensive income	2,511,170	2,215,860	322,654
Accumulated deficit	(16,613,492)	(16,204,583)	(2,359,570)

TOTAL SHAREHOLDERS’ EQUITY	33,657,233	33,778,188	4,918,486

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	36,696,311	36,620,942	5,332,422

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Net Revenues (including value added taxes, “ VAT ”, of RMB700.4 million and RMB884.4 million for the three months ended March 31, 2022 and 2023, respectively)	1,332,560	1,922,473	1,702,257	247,869
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB503.3 million and RMB611.5 million for the three months ended March 31, 2022 and 2023, respectively)(1)	(683,882)	(951,779)	(849,373)	(123,678)
Sales and marketing expenses(1)	(192,043)	(281,129)	(245,677)	(35,773)
General and administrative expenses(1)	(458,415)	(408,181)	(179,507)	(26,138)
Research and development expenses(1)	(220,956)	(250,207)	(229,879)	(33,473)
Provision for loans receivable	(49,980)	(53,900)	(52,878)	(7,700)

Total operating expenses	(1,605,276)	(1,945,196)	(1,557,314)	(226,762)
Other operating income	20,715	17,453	20,821	3,032

Income (loss) from operations	(252,001)	(5,270)	165,764	24,139
Other income (expense)
Interest income	56,320	202,324	246,114	35,837
Interest expenses	(93)	—	—	—
Foreign exchange (loss) gain	1,126	1,531	(97)	(14)
Investment income	14,484	1,212	2,713	395
Unrealized gains (loss) from fair value changes of short-term investments and derivative assets	(16,341)	4,986	9,961	1,450
Other income, net	8,882	5,085	6,663	970
Share of loss in equity method investees	(213)	(73)	(310)	(45)

Total other income	64,165	215,065	265,044	38,593

Net income (loss) before income tax	(187,836)	209,795	430,808	62,732
Income tax expense	(4,172)	(14,110)	(19,380)	(2,822)

Net income (loss)	(192,008)	195,685	411,428	59,910
Less: net loss attributable to non-controlling interests	(14)	—	—	—
Less: measurement adjustment attributable to redeemable non-controlling interests	—	1,845	2,519	367

Net income (loss) attributable to ordinary shareholders	(191,994)	193,840	408,909	59,543

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Net income (loss) per share
—Basic	(0.01)	0.01	0.02	0.00
—Diluted	(0.01)	0.01	0.02	0.00
Net income (loss) per ADS*
—Basic	(0.18)	0.18	0.38	0.06
—Diluted	(0.18)	0.18	0.38	0.06
Weighted average number of ordinary shares used in computing net income (loss) per share
—Basic	21,858,931,448	21,246,855,688	21,293,430,120	21,293,430,120
—Diluted(2)	21,858,931,448	21,305,376,233	21,352,354,948	21,352,354,948
Weighted average number of ADSs used in computing net income (loss) per ADS
—Basic	1,092,946,572	1,062,342,784	1,064,671,506	1,064,671,506
—Diluted(2)	1,092,946,572	1,065,268,812	1,067,617,747	1,067,617,747

*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expense in operating expenses is as follows:

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Cost of revenues	1,348	1,812	1,806	263
Sales and marketing expenses	9,160	12,163	11,197	1,630
General and administrative expenses	337,732	201,514	58,841	8,568
Research and development expenses	15,245	19,749	17,482	2,546

Total	363,485	235,238	89,326	13,007

(2)

Weighted average number of ordinary shares/ADSs used in computing diluted net (loss) income per share/ADS are adjusted by the potentially dilutive effects of ordinary shares/ADSs issuable upon the exercise of outstanding share options.

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Income (loss) from operations	(252,001)	(5,270)	165,764	24,139
Add:
Share-based compensation expense	363,485	235,238	89,326	13,007
Amortization of intangible assets resulting from business acquisitions	14,121	14,121	13,021	1,896
Compensation cost incurred in relation to acquisitions	7,644	4,281	4,281	623

Non-GAAP adjusted operating income	133,249	248,370	272,392	39,665

Net income (loss)	(192,008)	195,685	411,428	59,910
Add:
Share-based compensation expense	363,485	235,238	89,326	13,007
Amortization of intangible assets resulting from business acquisitions	14,121	14,121	13,021	1,896
Compensation cost incurred in relation to acquisitions	7,644	4,281	4,281	623
Tax effects of non-GAAP adjustments	(3,530)	(3,530)	(3,255)	(474)

Non-GAAP adjusted net income	189,712	445,795	514,801	74,962

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$
Net income (loss) attributable to ordinary shareholders	(191,994)	193,840	408,909	59,543
Add:
Share-based compensation expense	363,485	235,238	89,326	13,007
Amortization of intangible assets resulting from business acquisitions	14,121	14,121	13,021	1,896
Compensation cost incurred in relation to acquisitions	7,644	4,281	4,281	623
Tax effects of non-GAAP adjustments	(3,530)	(3,530)	(3,255)	(474)

Non-GAAP adjusted net income attributable to ordinary shareholders	189,726	443,950	512,282	74,595

Non-GAAP adjusted net income per share
—Basic	0.01	0.02	0.02	0.00
—Diluted	0.01	0.02	0.02	0.00
Non-GAAP adjusted net income per ADS
—Basic	0.17	0.42	0.48	0.07
—Diluted	0.17	0.42	0.48	0.07